Exhibit m(4) under Form N-1A

Exhibit 1 under Item 601/Reg. S-K

EXHIBIT E

to the

Distribution Plan

FEDERATED INSURANCE SERIES:

Federated Prime Money Fund II

Primary Shares

This Exhibit to the Distribution Plan is adopted as of the 14th day of August, 2015, by Federated Insurance Series with respect to the Shares of the portfolios of the Trust set forth above.

As compensation for the services provided pursuant to this Plan, FSC will be paid a monthly fee computed at the annual rate of 0.25 of 1% of the average aggregate net asset value of the Shares of Federated Insurance Series held during the month.

Witness the due execution hereof this 1st day of September, 2015.

FEDERATED INSURANCE SERIES

By: /s/ J. Christopher Donahue

Name: J. Christopher Donahue

Title: President